UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File No. 000-23530

CUSIP Number 89323B 30 6

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRATION INFORMATION

Trans Energy, Inc.

Full Name of Registrant

Former Name if Applicable

210 Second Street

Address of Principal Executive Office (Street and Number)

St. Marys, West Virginia 26170

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 21, 2014 (“Funding Date”), the Company’s wholly-owned subsidiary, American Shale Development Inc. (“American Shale”), entered into a purchase and sale agreement (the “Republic PSA”) with its joint venture partner, Republic Energy Ventures (“Republic”). Under the Republic PSA, for $15 million, American Shale sold (i) an undivided interest across certain of its undeveloped leasehold amounting to approximately 2,239 net acres, (ii) an over-riding royalty interest of 1.5% in certain of its leasehold in Wetzel County, West Virginia, and (iii) an over-riding royalty interest of 1.0% in six (6) wells that are currently being drilled in Marshall County, West Virginia. The consideration was paid in the form of a credit against expenses incurred by Republic on behalf of American Shale. American Shale reserved the right to receive 25% of the net profits earned by Republic on the assets sold by American Shale under the Republic PSA. American Shale has the option to repurchase the undivided interest across all of its undeveloped leasehold, plus the over-riding royalty interest in its Wetzel County leasehold, for $15 million if (i) such payment is made within six (6) months of the Funding Date, or (ii) a purchase and sale agreement that would allow for such repayment by American Shale is signed within such period and the transaction contemplated therein is closed prior to December 31, 2014. The Company has recognized a deferred gain on sale of assets in the current liabilities section of the Condensed Consolidated Balance Sheet in the amount of $6,959,816 because the Company has the option of repurchasing the undivided interest across all of its undeveloped leasehold, plus the overriding royalty interest in its Wetzel County leasehold by December 31, 2014.

Although the deferred gain of $6,959,816 noted above represents a credit on our balance sheet that will never be repaid in cash (i.e., it will either be realized in earnings upon expiration of American Shale’s repurchase option, or will be reclassified back to American Shale’s property balance upon its exercise of the repurchase option), we believe that such amount results in our current ratio not exceeding 1-to-1 as of September 30, 2014, as required by the covenants of our out credit agreement (the “Credit Agreement”) with Morgan Stanley Capital Group Inc. (“Morgan Stanley”), as the administrative agent, and several lenders thereunder (collectively, the “Lenders”).

The Credit Agreement provides that the failure to observe any financial covenant will constitute an event of default, and Morgan Stanley, at the request of the majority Lenders, may terminate the commitments under the Credit Agreement and cause all of the Company’s obligations under the Credit Agreement to immediately become due and payable, upon notice to the Company. The event of default is deemed continuing until waived in writing by the Lenders. The Company has entered into discussions with the Lenders in hopes of obtaining a favorable resolution to the situation. No assurances can be given at this time that the matter will be resolved in a satisfactory manner.

In the event we are unable to obtain a waiver of default from the Lenders, there would be substantial doubt about our ability to continue as a going concern as all outstanding obligations under the Credit Agreement would come due (approximately $113,093,750.00 as of November 14, 2014) and would be required to be reflected on the balance sheet as current maturities on long-term debt.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John Corp	(304)	684-7053
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRANS ENERGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2014	By	/s/ JOHN Corp
John Corp
President